FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 30, 2008


--------------------------------------------------------------------------------

RICOH

                                                                January 30, 2008

                                QUARTERLY REPORT
                      Third Quarter Ended December 31, 2007
       (Results for the Period from October 1, 2007 to December 31, 2007)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Three Months Ended December 31, 2006 and 2007

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                         Three months ended   Three months ended
                                          December 31, 2006    December 31, 2007    Change
------------------------------------------------------------------------------------------
   Domestic sales                               236.8                244.6           3.3%
   Overseas sales                               268.8                307.3          14.3%
Net sales                                       505.7                552.0           9.2%
Gross profit                                    219.3                237.4           8.2%
Operating income                                 48.6                 49.4           1.6%
Income before income taxes                       48.7                 49.0           0.5%
Net income                                       31.2                 32.1           2.8%
------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                        117.82               113.24          -4.58
Exchange rate (Yen/EURO)                       151.92               163.96          12.04
------------------------------------------------------------------------------------------
Net income per share (yen)                      42.83                44.01           1.18
Net income per share-diluted (yen)              42.66                42.84           0.18
------------------------------------------------------------------------------------------
Capital expenditures                             17.6                 18.1            0.5
Depreciation for tangible fixed assets           18.2                 18.4            0.1
R&D expenditures                                 27.9                 32.0            4.1
------------------------------------------------------------------------------------------

(2) Nine Months Ended December 31, 2006, 2007 and Year Ending March 31, 2008

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------  ----------------------
                                                       Nine months ended  Nine months ended           Year ending
                                                       December 31, 2006  December 31, 2007          March 31, 2008
                                                           (Results)          (Results)      Change    (Forecast)    Change
---------------------------------------------------------------------------------------------------  ----------------------
   Domestic sales                                             729.3              749.0         2.7%      1,035.0       3.3%
   Overseas sales                                             763.3              891.3        16.8%      1,215.0      13.9%
Net sales                                                   1,492.6            1,640.4         9.9%      2,250.0       8.8%
Gross profit                                                  627.2              688.6         9.8%        933.0       8.2%
Operating income                                              121.8              134.0        10.0%        188.0       7.8%
Income from continuing operations before income taxes         123.0              134.0         9.0%        184.0       5.4%
Net income                                                     83.2               85.2         2.4%        113.5       1.6%
---------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                      116.21             117.32         1.11       114.25      -2.77
Exchange rate (Yen/EURO)                                     147.97             162.89        14.92       160.92      10.84
---------------------------------------------------------------------------------------------------  ----------------------
Net income per share (yen)                                   114.18             116.84         2.66       155.51       2.41
Net income per share-diluted (yen)                           114.01             113.74        -0.27       151.38      -0.51
---------------------------------------------------------------------------------------------------  ----------------------
Total assets                                                2,198.7            2,294.9         96.2           --         --
Shareholders' investment                                    1,029.6            1,132.3        102.7           --         --
Interest-bearing debt                                         468.0              428.7        -39.2           --         --
---------------------------------------------------------------------------------------------------  ----------------------
Equity ratio (%)                                               46.8               49.3          2.5           --         --
---------------------------------------------------------------------------------------------------  ----------------------
Shareholders' investment per share (yen)                   1,411.45           1,551.72       140.27           --         --
---------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                           73.5              104.8         31.3           --         --
Cash flows from investing activities                          -60.6             -160.9       -100.3           --         --
Cash flows from financing activities                           63.6              -10.5        -74.1           --         --
Cash and cash equivalents at end of period                    269.3              189.4        -79.8           --         --
---------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                           56.8               57.8          1.0         90.0        4.2
Depreciation for tangible fixed assets                         52.0               54.1          2.0         76.0        3.5
R&D expenditures                                               84.4               93.6          9.1        128.0       13.0
---------------------------------------------------------------------------------------------------  ----------------------

                               RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for the year ending March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2007 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2007 TO DECEMBER 31, 2007
(1) Operating Results                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                       Nine months ended  Nine months ended    Year ended
                                                       December 31, 2006  December 31, 2007  March 31, 2007
-----------------------------------------------------------------------------------------------------------
Net sales                                                   1,492,634        1,640,412          2,068,925
   (% change from the previous corresponding period)              7.0              9.9
Operating income                                              121,815          134,020            174,380
   (% change from the previous corresponding period)             20.1             10.0
Income from continuing operations before income taxes         123,059          134,085            174,519
   (% change from the previous corresponding period)             16.6              9.0
Net income                                                     83,297           85,276            111,724
   (% change from the previous corresponding period)             26.5              2.4
Net income per share-basic (yen)                               114.18           116.84             153.10
Net income per share-diluted (yen)                             114.01           113.74             151.89
-----------------------------------------------------------------------------------------------------------

(2) Financial Position                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                       December 31, 2006  December 31, 2007  March 31, 2007
-----------------------------------------------------------------------------------------------------------
Total assets                                                2,198,757        2,294,990          2,243,406
Shareholders' investment                                    1,029,665        1,132,379          1,070,913
Equity ratio (%)                                                 46.8             49.3               47.7
Equity per share (yen)                                       1,411.45         1,551.72           1,467.03
-----------------------------------------------------------------------------------------------------------

(3) Cash Flows                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                       Nine months ended  Nine months ended    Year ended
                                                       December 31, 2006  December 31, 2007  March 31, 2007
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities                           73,548          104,858            167,297
Cash flows from investing activities                          -60,610         -160,942           -115,432
Cash flows from financing activities                           63,675          -10,522              9,282
Cash and cash equivalents at end of period                    269,361          189,468            255,737
-----------------------------------------------------------------------------------------------------------

2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2007 TO MARCH 31, 2008     (Millions of yen)
-------------------------------------------------------------------------------------------
Net sales                                                                         2,250,000
Operating income                                                                    188,000
Income before income taxes                                                          184,000
Net income                                                                          113,500
Net income per share-basic (yen)                                                     155.51
-------------------------------------------------------------------------------------------

Notes:

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2008. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

3. OTHERS

(1)  Significant changes to consolidated subsidiaries:
     Consolidated subsidiaries: 1 removal (Lanier Worldwide, Inc.)

(2)  Changes in accounting method:
     Not applicable

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh group for the third quarter of fiscal year 2008 (the three months period from October 1 to December 31, 2007) increased by 9.2% as compared to the previous corresponding period, to Yen 552.0 billion. During this quarter, the average yen exchange rates were Yen 113.24 against the U.S. dollar (up Yen 4.58) and Yen 163.96 against the Euro (down Yen 12.04). Net sales would have increased by 7.5% excluding impact of such foreign currency exchange fluctuations.

As for Japan, sales of color PPCs (plain paper copiers), color MFPs (multifunctional printers) and laser printers increased. Sales of support and service related to solution business continued to perform well. Sales in Industrial Products and Other also steadily increased. As a result, domestic net sales increased by 3.3% as compared to the previous corresponding period.

As for overseas, the increase in sales of color MFPs and color laser printers contributed to the favorable performance in each geographic area. Although sales in the Americas slightly increased by 2.3% (6.2%, excluding foreign currency exchange fluctuations) due to the decelerating economy, sales in Europe increased significantly by 19.1% (9.7%, excluding foreign currency exchange fluctuations) and sales in Other, comprised of China, Asia and Oceania, continued to increase by 33.9% (32.4%, excluding foreign currency exchange fluctuations). As a result, net sales in overseas increased by 14.3% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 11.1% as compared to the previous corresponding period.

Gross profit increased by 8.2% as compared the previous corresponding period, to Yen 237.4 billion. This increase in gross profit primarily reflects the increase in sales of value-added high-margin products in Office Solutions. Selling, general and administrative expenses (SGA) increased by 10.1% as compared to the previous corresponding period, to Yen 187.9 billion, due to the increase of R&D expenditures and our accelerated efforts in implementing measures for enhancing our capabilities to provide solutions and expanding business spheres."

As a result, operating income increased by 1.6% as compared the previous corresponding period, to Yen 49.4 billion.

Other (income) expense, net decreased as compared the previous corresponding period, due to the foreign currency exchange loss while the foreign currency exchange gain was posted during the previous corresponding period. As a result, income before income taxes increased by 0.5% as compared to the previous corresponding period, to Yen 49.0 billion.

As a result, net income increased by 2.8% as compared to the previous corresponding period, to Yen 32.1 billion.

*Conditions by Product Line

Office Solutions (Sales up 10.0% to Yen 478.6 billion)
------------------------------------------------------

     Imaging Solutions (Sales up 10.1% to Yen 434.3 billion)
     -------------------------------------------------------

     - As for PPCs and MFPs, while sales of monochrome products decreased as compared to the previous corresponding period, sales of color products increased mainly in the overseas market. As a result, overall sales of PPCs and MFPs increased as compared to the previous corresponding period.

     - Sales of monochrome and color printers increased both in Japan and the overseas market.

     Network System Solutions (Sales up 8.3% to Yen 44.3 billion)
     ------------------------------------------------------------

     - Sales of PC servers mainly in Japan market and sales of support and services both in Japan and the overseas market increased.

As a result, sales in the Office Solutions segment increased by 10.0% as compared to the previous corresponding period, to Yen 478.6 billion. Operating income increased by 2.6% as compared to the previous corresponding period, to Yen 63.3 billion due to the increase in sales of color products as well as continuous cost reduction and depreciation of yen.

Industrial Products (Sales up 12.1% to Yen 34.2 billion)
--------------------------------------------------------

Net sales in the Industrial Products increased by 12.1% as compared to the previous corresponding period, to Yen 34.2 billion. Sales of thermal media and semiconductor devices increased mainly in the overseas market. As a result, operating income in this segment was Yen 1.3 billion (Yen 0.6 billion for the previous corresponding period).

Other (Sales down 1.8% to Yen 39.1 billion)
-------------------------------------------

Net sales in the Other decreased by 1.8% as compared to the previous corresponding period, to Yen 39.1 billion. While sales of digital cameras increased mainly in Japan market, sales of optical discs decreased as compared to the previous corresponding period. As a result, operating income in this segment was Yen 0.2 billion (Yen 0.2 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

For assets, cash and cash equivalents decreased and other investments including goodwill increased due primarily to the formation of a joint venture company, InfoPrint Solutions Company, LLC, with IBM Corporation. As a result, total assets increased by Yen 51.5 billion to Yen 2,294.9 billion.

For Liabilities, borrowed indebtedness decreased. As a result, total liabilities decreased by Yen 13.4 billion to Yen 1,102.2 billion.

Shareholders' investment increased by Yen 61.4 billion, to Yen 1,132.3 billion due primarily to retained earnings decreased by dividends payment and increased by earning profit.

*Cash Flows (Nine months ended December 31, 2007)

As compared to the previous corresponding period, net cash provided by operating activities in this period increased by Yen 31.3 billion, to Yen 104.8 billion. Net cash provided by operating activities consisted primarily of an increase in net income and depreciation and amortization, and other of which were partially offset by an increase in inventories and a decrease in trade payables.

As compared to the previous corresponding period, net cash used in investing activities in this period decreased by Yen 100.3 billion, to Yen 160.9 billion. Net cash used in investing activities consisted primarily of a payment for the formation of a joint venture company with IBM Corporation.

As a result, free cash flows generated by operating and investing activities decreased by Yen 69.0 billion as compared to the previous corresponding period, to cash outflows of Yen 56.0 billion.

Net cash used in financing activities amounted to Yen 10.5 billion due primarily to a decrease in long-term indebtedness and dividends payment and other of which were partially offset by an increase in short-term borrowings.

As a result, cash and cash equivalents at the end of this third quarter decreased by Yen 66.2 billion as compared to the end of the preceding fiscal year, to Yen 189.4 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

In consideration of the third quarter's results, latest competitions and currency fluctuations, Ricoh forecasted its net sales same as announced in October 2007, which consists of the downward revision to Japan and the updaward to the overseas, and changed the forecast for gross profit, operating income and net income downward. Exchange rate of Yen 105.00 against the U.S. dollar and of Yen 155.00 against the Euro in the fourth quarter are assumed.

Our performance forecasts for fiscal year 2008 are as follows:

Exchange rate assumptions for the fiscal year ending March 31, 2008

US$ 1 = Yen 114.25 (Yen 117.02 in previous fiscal year)

EURO 1 = Yen 160.92 (Yen 150.08 in previous fiscal year)

                                                                             (Billions of yen)
----------------------------------------------------------------------------------------------
                                                     Year ended         Year ending
                                                   March 31, 2007      March 31, 2008   Change
                                                      (Results)          (Forecast)
----------------------------------------------------------------------------------------------
   Domestic sales                                       1,002.2           1,035.0         3.3%
   Overseas sales                                       1,066.6           1,215.0        13.9%
Net sales                                               2,068.9           2,250.0         8.8%
Gross profit                                              862.4             933.0         8.2%
Operating income                                          174.3             188.0         7.8%
Income before income taxes                                174.5             184.0         5.4%
Net income                                                111.7             113.5         1.6%
----------------------------------------------------------------------------------------------
*    Ricoh bases the forecast estimates for the year ending March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.


4. OTHERS

(1) Significant changes to consolidated subsidiaries:

As of April 1, 2007, Ricoh Corporation ("RC"), a wholly-owned subsidiary of the Company, completed the merger with Lanier Worldwide, Inc. ("Lanier"), a wholly-owned subsidiary of RC. In associated with the merger, RC changed its name to Ricoh Americas Corporation while Lanier was liquidated.

(2) Changes in accounting method:

Not applicable

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(March 31, 2007 and December 31, 2007)
Assets                                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                   March 31, 2007   December 31, 2007    Change
-----------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                               257,154           190,372       -66,782
   Trade receivables                                    693,237           705,117        11,880
   Inventories                                          184,354           214,305        29,951
   Other current assets                                  65,347            64,426          -921
Total Current Assets                                  1,200,092         1,174,220       -25,872
Fixed Assets
   Tangible fixed assets                                264,668           257,073        -7,595
   Finance receivables                                  435,874           436,868           994
   Other Investments                                    342,772           426,829        84,057
Total Fixed Assets                                    1,043,314         1,120,770        77,456
-----------------------------------------------------------------------------------------------
Total Assets                                          2,243,406         2,294,990        51,584
-----------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                            255,737           189,468
   Time deposits                                          1,417               904

Liabilities and Shareholders' Investment                                      (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                   March 31, 2007   December 31, 2007   Change
-----------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                       367,211           351,240       -15,971
   Short-term borrowings                                178,847           189,158        10,311
   Other current liabilities                            189,554           176,746       -12,808
Total Current Liabilities                               735,612           717,144       -18,468
Fixed Liabilities
   Long-term indebtedness                               236,801           239,627         2,826
   Accrued pension and severance costs                   99,028            99,759           731
   Other fixed liabilities                               44,183            45,679         1,496
Total Fixed Liabilities                                 380,012           385,065         5,053
-----------------------------------------------------------------------------------------------
Total Liabilities                                     1,115,624         1,102,209       -13,415
-----------------------------------------------------------------------------------------------
Minority Interest                                        56,869            60,402         3,533
-----------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                         135,364           135,364            --
   Additional paid-in capital                           186,454           186,462             8
   Retained earnings                                    752,398           814,051        61,653
   Accumulated other comprehensive income (loss)         26,998            27,403           405
   Treasury stock                                       -30,301           -30,901          -600
Total Shareholders' Investment                        1,070,913         1,132,379        61,466
-----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment        2,243,406         2,294,990        51,584
-----------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains (losses)
      on available-for-sale securities                    9,001             5,969        -3,032
   Pension liability adjustments                         -9,406           -13,513        -4,107
   Net unrealized gains (losses) on derivative
      instruments                                           -28               -73           -45
   Cumulative translation adjustments                    27,431            35,020         7,589

             Reference: Exchange rate              March 31, 2007   December 31, 2007
                       US$ 1                         Yen 118.05         Yen 114.15
                      EURO 1                         Yen 157.33         Yen 166.66

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended December 31, 2006 and 2007)                                            (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                   Three months ended   Three months ended
                                                    December 31, 2006    December 31, 2007    Change    %
------------------------------------------------------------------------------------------------------------
Net sales                                                505,712              552,039         46,327     9.2
Cost of sales                                            286,344              314,623         28,279     9.9
      Percentage of net sales (%)                           56.6                 57.0
Gross Profit                                             219,368              237,416         18,048     8.2
      Percentage of net sales (%)                           43.4                 43.0
Selling, general and administrative expenses             170,716              187,964         17,248    10.1
      Percentage of net sales (%)                           33.8                 34.0
Operating income                                          48,652               49,452            800     1.6
      Percentage of net sales (%)                            9.6                  9.0
Other (income) expense
   Interest and dividend income                            1,465                1,394            -71    -4.8
      Percentage of net sales (%)                            0.3                  0.3
   Interest expense                                        1,885                  745         -1,140   -60.5
      Percentage of net sales (%)                            0.4                  0.1
   Other, net                                               -559                1,058          1,617      --
      Percentage of net sales (%)                           -0.1                  0.3
Income before income taxes,
   equity income and minority interests                   48,791               49,043            252     0.5
      Percentage of net sales (%)                            9.6                  8.9
Provision for income taxes                                17,104               15,737         -1,367    -8.0
      Percentage of net sales (%)                            3.3                  2.9
Minority interests in earnings of subsidiaries             1,345                1,516            171    12.7
      Percentage of net sales (%)                            0.3                  0.3
Equity in earnings of affiliates                             910                  326           -584   -64.2
      Percentage of net sales (%)                            0.2                  0.1
Net income                                                31,252               32,116            864     2.8
      Percentage of net sales (%)                            6.2                  5.8
------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                  US$ 1                                Yen 117.82           Yen 113.24
                 EURO 1                                Yen 151.92           Yen 163.96

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                    Nine months ended    Nine months ended                       Year ended
                                                    December 31, 2006    December 31, 2007    Change     %     March 31, 2007
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                              1,492,634            1,640,412        147,778     9.9     2,068,925
Cost of sales                                            865,350              951,743         86,393    10.0     1,206,519
      Percentage of net sales (%)                           58.0                 58.0                                 58.3
Gross Profit                                             627,284              688,669         61,385     9.8       862,406
      Percentage of net sales (%)                           42.0                 42.0                                 41.7
Selling, general and administrative expenses             505,469              554,649         49,180     9.7       688,026
      Percentage of net sales (%)                           33.8                 33.8                                 33.3
Operating income                                         121,815              134,020         12,205    10.0       174,380
      Percentage of net sales (%)                            8.2                  8.2                                  8.4
Other (income) expense
   Interest and dividend income                            3,446                4,554          1,108    32.2         5,501
      Percentage of net sales (%)                            0.2                  0.3                                  0.3
   Interest expense                                        5,123                3,466         -1,657   -32.3         7,350
      Percentage of net sales (%)                            0.3                  0.2                                  0.4
   Other, net                                             -2,921                1,023          3,944      --        -1,988
      Percentage of net sales (%)                           -0.1                  0.1                                 -0.1
Income from continuing operations before income taxes,
   equity income and minority interests                  123,059              134,085         11,026     9.0       174,519
      Percentage of net sales (%)                            8.2                  8.2                                  8.4
Provision for income taxes                                42,984               45,615          2,631     6.1        64,326
      Percentage of net sales (%)                            2.8                  2.8                                  3.1
Minority interests in earnings of subsidiaries             4,226                4,475            249     5.9         5,508
      Percentage of net sales (%)                            0.3                  0.3                                  0.3
Equity in earnings of affiliates                           1,948                1,281           -667   -34.2         1,539
      Percentage of net sales (%)                            0.1                  0.1                                  0.1
Income from continuing operations                         77,797               85,276          7,479     9.6       106,224
      Percentage of net sales (%)                            5.2                  5.2                                  5.1
Income from discontinued operations, net of tax            5,500                   --         -5,500      --         5,500
      Percentage of net sales (%)                            0.4                   --                                  0.3
Net income                                                83,297               85,276          1,979     2.4       111,724
      Percentage of net sales (%)                            5.6                  5.2                                  5.4
-----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                  US$ 1                                Yen 116.21           Yen 117.32                           Yen 117.02
                 EURO 1                                Yen 147.97           Yen 162.89                           Yen 150.08

(3)-1 CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2006 and 2007)                                            (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                   Three months ended   Three months ended
                                                    December 31, 2006    December 31, 2007    Change     %
------------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                                        394,391              434,313         39,922    10.1
   Percentage of net sales (%)                              78.0                 78.7
Network System Solutions                                  40,924               44,335          3,411     8.3
   Percentage of net sales (%)                               8.1                  8.0
Total Office Solutions                                   435,315              478,648         43,333    10.0
   Percentage of net sales (%)                              86.1                 86.7
------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       30,570               34,273          3,703    12.1
   Percentage of net sales (%)                               6.0                  6.2
------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     39,827               39,118           -709    -1.8
   Percentage of net sales (%)                               7.9                  7.1
------------------------------------------------------------------------------------------------------------
Grand Total                                              505,712              552,039         46,327     9.2
   Percentage of net sales (%)                             100.0                100.0
------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                  US$ 1                                Yen 117.82           Yen 113.24
                 EURO 1                                Yen 151.92           Yen 163.96

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                    Nine months ended    Nine months ended                       Year ended
                                                    December 31, 2006    December 31, 2007    Change     %     March 31, 2007
-----------------------------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                                      1,138,017            1,261,705        123,688    10.9     1,580,155
   Percentage of net sales (%)                              76.2                 76.9                                 76.4
Network System Solutions                                 135,388              141,570          6,182     4.6       194,312
   Percentage of net sales (%)                               9.1                  8.6                                  9.4
Total Office Solutions                                 1,273,405            1,403,275        129,870    10.2     1,774,467
   Percentage of net sales (%)                              85.3                 85.5                                 85.8
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       98,826              111,749         12,923    13.1       133,387
   Percentage of net sales (%)                               6.6                  6.8                                  6.4
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                    120,403              125,388          4,985     4.1       161,071
   Percentage of net sales (%)                               8.1                  7.7                                  7.8
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                            1,492,634            1,640,412        147,778     9.9     2,068,925
   Percentage of net sales (%)                             100.0                100.0                                100.0
-----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                  US$ 1                               Yen 116.21           Yen 117.32                           Yen 117.02
                 EURO 1                               Yen 147.97           Yen 162.89                           Yen 150.08

Notes:

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Optical discs and digital cameras

(3)-2 CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended December 31, 2006 and 2007)                              (Millions of yen)
----------------------------------------------------------------------------------------------
                                       Three months ended   Three months ended
                                        December 31, 2006    December 31, 2007   Change     %
----------------------------------------------------------------------------------------------
[Domestic]                                     236,817             244,652        7,835    3.3
   Percentage of net sales (%)                    46.8                44.3
[Overseas]                                     268,895             307,387       38,492   14.3
   Percentage of net sales (%)                    53.2                55.7
      The Americas                             105,785             108,252        2,467    2.3
         Percentage of net sales (%)              20.9                19.6
      Europe                                   129,798             154,529       24,731   19.1
         Percentage of net sales (%)              25.7                28.0
      Other                                     33,312              44,606       11,294   33.9
         Percentage of net sales (%)               6.6                 8.1
Grand Total                                    505,712             552,039       46,327    9.2
   Percentage of net sales (%)                   100.0               100.0
-----------------------------------------------------------------------------------------------
         Reference : Exchange rate
                   US$ 1                    Yen 117.82          Yen 113.24
                  EURO 1                    Yen 151.92          Yen 163.96

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                 (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                       Nine months ended   Nine months ended                     Year ended
                                       December 31, 2006   December 31, 2007    Change     %    March 31, 2007
--------------------------------------------------------------------------------------------------------------
[Domestic]                                    729,308             749,091       19,783    2.7      1,002,251
   Percentage of net sales (%)                   48.9                45.7                               48.4
[Overseas]                                    763,326             891,321      127,995   16.8      1,066,674
   Percentage of net sales (%)                   51.1                54.3                               51.6
      The Americas                            309,369             323,953       14,584    4.7        426,453
         Percentage of net sales (%)             20.7                19.7                               20.6
      Europe                                  356,302             443,645       87,343   24.5        507,158
         Percentage of net sales (%)             23.9                27.0                               24.5
      Other                                    97,655             123,723       26,068   26.7        133,063
         Percentage of net sales (%)              6.5                 7.6                                6.5
Grand Total                                 1,492,634           1,640,412      147,778    9.9      2,068,925
   Percentage of net sales (%)                  100.0               100.0                              100.0
--------------------------------------------------------------------------------------------------------------
         Reference : Exchange rate
                   US$ 1                   Yen 116.21          Yen 117.32                         Yen 117.02
                  EURO 1                   Yen 147.97          Yen 162.89                         Yen 150.08

                                       9

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Nine months ended December 31, 2006                                                                                (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Additional            Accumulated other                 Total
                                                           Common    paid-in   Retained    comprehensive     Treasury  Shareholders'
                                                           stock     capital   earnings    income (loss)      stock     Investment
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                         135,364    186,450    665,394        4,099         -31,062       960,245
Cumulative effect of adjustment resulted from applying
SAB No.108                                                     --         --     -6,464           --              --        -6,464
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                      135,364    186,450    658,930        4,099         -31,062       953,781
------------------------------------------------------------------------------------------------------------------------------------
Gain(Loss)on disposal of treasury stock                                    2                                                     2
Dividends declared and approved                                                 -18,256                                    -18,256
Comprehensive income
   Net income                                                                    83,297                                     83,297
   Net unrealized holding losses
      on available-for-sale securities                                                        -2,693                        -2,693
   Pension liability adjustments                                                               1,064                         1,064
   Net unrealized losses on derivative instruments                                              -193                          -193
   Cumulative translation adjustments                                                         12,829                        12,829
                                                                                                                       -------------
   Total comprehensive income                                                                                               94,304
                                                                                                                       -------------
Net changes in treasury stock                                                                                   -166          -166
------------------------------------------------------------------------------------------------------------------------------------
Ending balance                                            135,364    186,452    723,971       15,106         -31,228     1,029,665
====================================================================================================================================

Nine months ended December 31, 2007                                                                                (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Additional            Accumulated other                 Total
                                                           Common    paid-in   Retained    comprehensive     Treasury  Shareholders'
                                                           stock     capital   earnings    income (loss)      stock     Investment
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                         135,364    186,454    752,398       26,998         -30,301     1,070,913
Cumulative effect of adjustment resulted from applying
EITF No.06-2                                                   --         --       -995           --              --          -995
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                      135,364    186,454    751,403       26,998         -30,301     1,069,918
------------------------------------------------------------------------------------------------------------------------------------
Gain(Loss)on disposal of treasury stock                                    8                                                     8
Dividends declared and approved                                                 -22,628                                    -22,628
Comprehensive income
   Net income                                                                    85,276                                     85,276
   Net unrealized holding losses
      on available-for-sale securities                                                        -3,032                        -3,032
   Pension liability adjustments                                                              -4,107                        -4,107
   Net unrealized losses on derivative instruments                                               -45                           -45
   Cumulative translation adjustments                                                          7,589                         7,589
                                                                                                                       -------------
   Total comprehensive income                                                                                               85,681
                                                                                                                       -------------
Net changes in treasury stock                                                                                   -600          -600
------------------------------------------------------------------------------------------------------------------------------------
Ending balance                                            135,364    186,462    814,051       27,403         -30,901     1,132,379
====================================================================================================================================

Year ended March 31, 2007                                                                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Additional            Accumulated other                 Total
                                                           Common    paid-in   Retained    comprehensive     Treasury  Shareholders'
                                                           stock     capital   earnings    income (loss)      stock     Investment
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance                                         135,364    186,450    665,394        4,099         -31,062       960,245
Cumulative effect of adjustment resulted from applying
SAB No.108                                                     --         --     -6,464           --              --        -6,464
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)                      135,364    186,450    658,930        4,099         -31,062       953,781
------------------------------------------------------------------------------------------------------------------------------------
Gain(Loss)on disposal of treasury stock                                    4                                                     4
Dividends declared and approved                                                 -18,256                                    -18,256
Comprehensive income
   Net income                                                                   111,724                                    111,724
   Net unrealized holding gains
      on available-for-sale securities                                                            73                            73
   Pension liability adjustments                                                                 970                           970
   Net unrealized losses on derivative instruments                                              -185                          -185
   Cumulative translation adjustments                                                         24,774                        24,774
                                                                                                                       -------------
   Total comprehensive income                                                                                              137,356
                                                                                                                       -------------
Adjustment to initially apply SFAS No.158                                                     -2,733                        -2,733
Net changes in treasury stock                                                                                    761           761
------------------------------------------------------------------------------------------------------------------------------------
Ending balance                                            135,364    186,454    752,398       26,998         -30,301     1,070,913
====================================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                                            Nine months ended  Nine months ended    Year ended
                                                                            December 31, 2006  December 31, 2007  March 31, 2007
--------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
      Net income                                                                  83,297             85,276           111,724
      Income from discontinued operations, net of tax                             -5,500                 --            -5,500
                                                                            ----------------------------------------------------
      Income from continuing operations                                           77,797             85,276           106,224
      Adjustments to reconcile net income to net cash
         provided by operating activities--
         Depreciation and amortization                                            65,280             71,344            89,632
         Equity in earnings of affiliates, net of dividends received              -1,106               -706              -711
         Deferred income taxes                                                    -1,540              1,291            -2,197
         Loss on disposal and sales of tangible fixed assets                       2,775              1,525             3,722
         Pension and severance costs, less payments                               -1,138             -2,304              -773
      Changes in assets and liabilities--
         (Increase) decrease in trade receivables                                  2,332                446           -15,919
         Increase in inventories                                                 -30,761            -12,485            -1,494
         Increase in finance receivables                                         -15,705             -4,093           -28,047
         (Decrease) increase in trade payables                                   -13,571            -28,160             2,199
         (Decrease) increase in accrued income taxes and
            accrued expenses and other                                            -3,634            -16,836            11,175
      Other, net                                                                  -7,181              9,560             3,486
--------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                      73,548            104,858           167,297
--------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                           404                201               463
      Expenditures for tangible fixed assets                                     -56,760            -57,849           -85,747
      Payments for purchases of available-for-sale securities                    -73,155            -73,619           -97,158
      Proceeds from sales of available-for-sale securities                        72,205             73,974            96,087
      Decrease in time deposits, net                                                  26                525                64
      Proceeds from sales of discontinued operation                               12,000                 --            12,000
      Purchase of business, net of cash acquired                                      --            -89,863           -23,200
      Other, net                                                                 -15,330            -14,311           -17,941
--------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                         -60,610           -160,942          -115,432
--------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                                        54,782             53,365            60,157
      Repayment of long-term indebtedness                                        -25,958            -62,854           -49,115
      Increase in short-term borrowings, net                                       7,064             33,033             8,362
      Proceeds from issuance of long-term debt securities                         65,274                 --            65,274
      Repayment of long-term debt securities                                     -18,000            -10,000           -55,000
      Dividend paid                                                              -18,256            -22,628           -18,240
      Payment for purchase of treasury stock                                        -593               -701              -799
      Other, net                                                                    -638               -737            -1,357
--------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                            63,675            -10,522             9,282
--------------------------------------------------------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash Equivalents from discontinued operations           825                 --               825
--------------------------------------------------------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    4,868                337             6,710
--------------------------------------------------------------------------------------------------------------------------------
VI. Net Increase (Decrease) in Cash and Cash Equivalents                          82,306            -66,269            68,682
--------------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at Beginning of Year                              187,055            255,737           187,055
--------------------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                 269,361            189,468           255,737
--------------------------------------------------------------------------------------------------------------------------------

(6) SEGMENT INFORMATION

(a) Operating Segments Information

(Three months ended December 31, 2006 and 2007)                                                    (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                               Three months ended  Three months ended
                                                                December 31, 2006   December 31, 2007  Change    %
--------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
      Unaffiliated customers                                         435,315              478,648      43,333   10.0
      Intersegment                                                        --                   --          --     --
      Total                                                          435,315              478,648      43,333   10.0
--------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                373,589              415,296      41,707   11.2
--------------------------------------------------------------------------------------------------------------------
   Operating income                                                   61,726               63,352       1,626    2.6
         Operating income on sales in Office Solutions (%)              14.2                 13.2
--------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                          30,570               34,273       3,703   12.1
      Intersegment                                                     1,313                1,293         -20   -1.5
      Total                                                           31,883               35,566       3,683   11.6
--------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 31,262               34,202       2,940    9.4
--------------------------------------------------------------------------------------------------------------------
   Operating income                                                      621                1,364         743  119.6
         Operating income on sales in Industrial Products (%)            1.9                  3.8
--------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                          39,827               39,118        -709   -1.8
      Intersegment                                                        --                   --          --     --
      Total                                                           39,827               39,118        -709   -1.8
--------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 39,570               38,820        -750   -1.9
--------------------------------------------------------------------------------------------------------------------
   Operating income                                                      257                  298          41   16.0
         Operating income on sales in Other (%)                          0.6                  0.8
--------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                    -1,313               -1,293          20     --
      Total                                                           -1,313               -1,293          20     --
--------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                    -1,268               -1,293         -25     --
      Corporate                                                       13,907               15,562       1,655     --
      Total                                                           12,639               14,269       1,630     --
--------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -13,952              -15,562      -1,610     --
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                         505,712              552,039      46,327    9.2
      Intersegment                                                        --                   --          --     --
      Total                                                          505,712              552,039      46,327    9.2
--------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                457,060              502,587      45,527   10.0
--------------------------------------------------------------------------------------------------------------------
   Operating income                                                   48,652               49,452         800    1.6
         Operating income on consolidated net sales (%)                  9.6                  9.0
--------------------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Nine months ended  Nine months ended                    Year ended
                                                               December 31, 2006  December 31, 2007   Change    %    March 31, 2007
-----------------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
      Unaffiliated customers                                       1,273,405          1,403,275      129,870   10.2     1,774,467
      Intersegment                                                        --                 --           --     --            --
      Total                                                        1,273,405          1,403,275      129,870   10.2     1,774,467
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              1,112,909          1,229,068      116,159   10.4     1,549,156
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  160,496            174,207       13,711    8.5       225,311
         Operating income on sales in Office Solutions (%)              12.6               12.4                              12.7
-----------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                          98,826            111,749       12,923   13.1       133,387
      Intersegment                                                     3,638              3,448         -190   -5.2         4,725
      Total                                                          102,464            115,197       12,733   12.4       138,112
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                100,949            111,139       10,190   10.1       135,164
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    1,515              4,058        2,543  167.9         2,948
         Operating income on sales in Industrial Products (%)            1.5                3.5                               2.1
-----------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                         120,403            125,388        4,985    4.1       161,071
      Intersegment                                                        --                 --           --     --            --
      Total                                                          120,403            125,388        4,985    4.1       161,071
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                118,248            123,925        5,677    4.8       158,868
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    2,155              1,463         -692  -32.1         2,203
         Operating income on sales in Other (%)                          1.8                1.2                               1.4
-----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                    -3,638             -3,448          190     --        -4,725
      Total                                                           -3,638             -3,448          190     --        -4,725
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                    -3,638             -3,449          189     --        -4,727
      Corporate                                                       42,351             45,709        3,358     --        56,084
      Total                                                           38,713             42,260        3,547     --        51,357
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -42,351            -45,708       -3,357     --       -56,082
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                       1,492,634          1,640,412      147,778    9.9     2,068,925
      Intersegment                                                        --                 --           --     --            --
      Total                                                        1,492,634          1,640,412      147,778    9.9     2,068,925
-----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              1,370,819          1,506,392      135,573    9.9     1,894,545
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  121,815            134,020       12,205   10.0       174,380
         Operating income on consolidated net sales (%)                  8.2                8.2                               8.4
-----------------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

(Three months ended December 31, 2006 and 2007)                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                        Three months ended  Three months ended
                                                         December 31, 2006   December 31, 2007  Change     %
--------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                      243,239             253,802       10,563    4.3
      Intersegment                                            132,630             127,542       -5,088   -3.8
      Total                                                   375,869             381,344        5,475    1.5
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                         342,864             347,595        4,731    1.4
--------------------------------------------------------------------------------------------------------------
   Operating income                                            33,005              33,749          744    2.3
         Operating income on sales in Japan(%)                    8.8                 8.9
--------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                      105,618             107,457        1,839    1.7
      Intersegment                                                795                 627         -168  -21.1
      Total                                                   106,413             108,084        1,671    1.6
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                         102,834             108,280        5,446    5.3
--------------------------------------------------------------------------------------------------------------
   Operating income                                             3,579                -196       -3,775     --
         Operating income on sales in the Americas(%)             3.4                -0.2
--------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                      130,042             155,240       25,198   19.4
      Intersegment                                              1,366                 635         -731  -53.5
      Total                                                   131,408             155,875       24,467   18.6
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                         122,581             144,455       21,874   17.8
--------------------------------------------------------------------------------------------------------------
   Operating income                                             8,827              11,420        2,593   29.4
         Operating income on sales in Europe(%)                   6.7                 7.3
--------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                       26,813              35,540        8,727   32.5
      Intersegment                                             42,843              43,283          440    1.0
      Total                                                    69,656              78,823        9,167   13.2
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                          64,700              71,763        7,063   10.9
--------------------------------------------------------------------------------------------------------------
   Operating income                                             4,956               7,060        2,104   42.5
         Operating income on sales in Other(%)                    7.1                 9.0
--------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                           -177,634            -172,087        5,547     --
      Total                                                  -177,634            -172,087        5,547     --
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                        -175,919            -169,506        6,413     --
--------------------------------------------------------------------------------------------------------------
   Operating income                                            -1,715              -2,581         -866     --
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                      505,712             552,039       46,327    9.2
      Intersegment                                                 --                  --           --     --
      Total                                                   505,712             552,039       46,327    9.2
--------------------------------------------------------------------------------------------------------------
   Operating expenses                                         457,060             502,587       45,527   10.0
--------------------------------------------------------------------------------------------------------------
   Operating income                                            48,652              49,452          800    1.6
         Operating income on consolidated net sales(%)            9.6                 9.0
--------------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                     Nine months ended  Nine months ended                    Year ended
                                                     December 31, 2006  December 31, 2007   Change    %    March 31, 2007
-------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                   747,668            775,154       27,486    3.7     1,026,663
      Intersegment                                         378,662            376,115       -2,547   -0.7       495,304
      Total                                              1,126,330          1,151,269       24,939    2.2     1,521,967
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                    1,041,717          1,067,012       25,295    2.4     1,411,653
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                         84,613             84,257         -356   -0.4       110,314
      Operating income on sales in Japan(%)                    7.5                7.3                               7.2
-------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                   309,178            321,282       12,104    3.9       426,009
      Intersegment                                           2,526              2,727          201    8.0         3,253
      Total                                                311,704            324,009       12,305    3.9       429,262
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                      299,175            318,754       19,579    6.5       408,150
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                         12,529              5,255       -7,274  -58.1        21,112
      Operating income on sales in the Americas(%)             4.0                1.6                               4.9
-------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                   356,865            444,548       87,683   24.6       508,200
      Intersegment                                           3,106              2,366         -740  -23.8         3,595
      Total                                                359,971            446,914       86,943   24.2       511,795
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                      341,558            419,664       78,106   22.9       478,380
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                         18,413             27,250        8,837   48.0        33,415
      Operating income on sales in Europe(%)                   5.1                6.1                               6.5
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                    78,923             99,428       20,505   26.0       108,053
      Intersegment                                         115,245            134,188       18,943   16.4       160,990
      Total                                                194,168            233,616       39,448   20.3       269,043
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                      180,387            214,312       33,925   18.8       251,486
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                         13,781             19,304        5,523   40.1        17,557
      Operating income on sales in Other(%)                    7.1                8.3                               6.5
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                        -499,539           -515,396      -15,857     --      -663,142
      Total                                               -499,539           -515,396      -15,857     --      -663,142
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                     -492,018           -513,350      -21,332     --      -655,124
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                         -7,521             -2,046        5,475     --        -8,018
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                 1,492,634          1,640,412      147,778    9.9     2,068,925
      Intersegment                                              --                 --           --     --            --
      Total                                              1,492,634          1,640,412      147,778    9.9     2,068,925
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                    1,370,819          1,506,392      135,573    9.9     1,894,545
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                        121,815            134,020       12,205   10.0       174,380
      Operating income on consolidated net sales(%)            8.2                8.2                               8.4
-------------------------------------------------------------------------------------------------------------------------

-APPENDIX- (THIRD QUARTER ENDED DECEMBER 31, 2007)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

Fiscal year 2008                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                             1Q      Change(%)      2Q     Change(%)     3Q      Change(%)
----------------------------------------------------------------------------------------------------------
Net sales                                   530,113     9.4       558,260      11.1     552,039     9.2
Gross profit                                228,770    12.9       222,483       8.3     237,416     8.2
Operating income                             46,616    14.7        37,952      16.7      49,452     1.6
Income from continuing operations
   before income taxes                       53,264    37.6        31,778     -10.6      49,043     0.5
Net income                                   33,855    16.2        19,305     -15.8      32,116     2.8
----------------------------------------------------------------------------------------------------------
Net income per share (yen)                    46.38      --         26.45        --       44.01      --
Net income per share-diluted (yen)            45.15      --         25.75        --       42.84      --
----------------------------------------------------------------------------------------------------------
Total assets                              2,313,588      --     2,299,845        --   2,294,990      --
Shareholders' investment                  1,111,025      --     1,114,571        --   1,132,379      --
----------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)   1,522.12      --      1,527.18        --    1,551.72      --
----------------------------------------------------------------------------------------------------------

Fiscal year 2007                                                                                               (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                             1Q      Change(%)     2Q      Change(%)     3Q      Change(%)     4Q      Change(%)
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                   484,576     7.3       502,346      7.2      505,712      6.6      576,291     11.9
Gross profit                                202,565     4.7       205,351      6.8      219,368      9.6      235,122     12.4
Operating income                             40,647    11.7        32,516     13.6       48,652     33.7       52,565     11.4
Income from continuing operations
  before income taxes                        38,704     4.0        35,564     17.3       48,791     28.3       51,460      8.9
Net income                                   29,125    22.8        22,920     19.7       31,252     35.9       28,427     -8.9
--------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                    39.92      --         31.43       --        42.83       --        38.92       --
Net income per share-diluted (yen)            39.92      --         31.43       --        42.66       --        37.88       --
--------------------------------------------------------------------------------------------------------------------------------
Total assets                              2,048,349      --     2,090,974       --    2,198,757       --    2,243,406       --
Shareholders' investment                    973,761      --     1,001,948       --    1,029,665       --    1,070,913       --
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)   1,334.84      --      1,373.28       --     1,411.45       --     1,467.03       --
--------------------------------------------------------------------------------------------------------------------------------

Note:

*    Fiscal year refers to Ricoh's fiscal year ended March 31.

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2006 and 2007)                                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                         Three months ended  Three months ended                    Change excluding
                                          December 31, 2006   December 31, 2007   Change      %     exchange impact    %
--------------------------------------------------------------------------------------------------------------------------
[Office Solutions]
   Imaging Solutions                            394,391             434,313         39,922   10.1       31,842         8.1
      Percentage of net sales (%)                  78.0                78.7
         Domestic                               147,470             152,953          5,483    3.7        5,483         3.7
         Overseas                               246,921             281,360         34,439   13.9       26,359        10.7
   Network System Solutions                      40,924              44,335          3,411    8.3        3,196         7.8
      Percentage of net sales (%)                   8.1                 8.0
         Domestic                                38,681              41,343          2,662    6.9        2,662         6.9
         Overseas                                 2,243               2,992            749   33.4          534        23.8
Office Solutions Total                          435,315             478,648         43,333   10.0       35,038         8.0
      Percentage of net sales (%)                  86.1                86.7
   Domestic                                     186,151             194,296          8,145    4.4        8,145         4.4
   Overseas                                     249,164             284,352         35,188   14.1       26,893        10.8
         The Americas                           102,116             104,403          2,287    2.2        6,187         6.1
         Europe                                 122,756             147,098         24,342   19.8       12,633        10.3
         Other                                   24,292              32,851          8,559   35.2        8,073        33.2
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              30,570              34,273          3,703   12.1        3,493        11.4
      Percentage of net sales (%)                   6.0                 6.2
   Domestic                                      17,487              17,139           -348   -2.0         -348        -2.0
   Overseas                                      13,083              17,134          4,051   31.0        3,841        29.4
         The Americas                             3,137               3,483            346   11.0          505        16.1
         Europe                                   4,650               5,457            807   17.4          499        10.7
         Other                                    5,296               8,194          2,898   54.7        2,837        53.6
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            39,827              39,118           -709   -1.8         -769        -1.9
      Percentage of net sales (%)                   7.9                 7.1
   Domestic                                      33,179              33,217             38    0.1           38         0.1
   Overseas                                       6,648               5,901           -747  -11.2         -807       -12.1
         The Americas                               532                 366           -166  -31.2         -153       -28.8
         Europe                                   2,392               1,974           -418  -17.5         -546       -22.8
         Other                                    3,724               3,561           -163   -4.4         -108        -2.9
--------------------------------------------------------------------------------------------------------------------------
Grand Total                                     505,712             552,039         46,327    9.2       37,762         7.5
      Percentage of net sales (%)                 100.0               100.0
   Domestic                                     236,817             244,652          7,835    3.3        7,835         3.3
      Percentage of net sales (%)                  46.8                44.3
   Overseas                                     268,895             307,387         38,492   14.3       29,927        11.1
      Percentage of net sales (%)                  53.2                55.7
         The Americas                           105,785             108,252          2,467    2.3        6,539         6.2
            Percentage of net sales (%)            20.9                19.6
         Europe                                 129,798             154,529         24,731   19.1       12,586         9.7
            Percentage of net sales (%)            25.7                28.0
         Other                                   33,312              44,606         11,294   33.9       10,802        32.4
            Percentage of net sales (%)             6.6                 8.1
--------------------------------------------------------------------------------------------------------------------------
             Reference: Exchange rate
                       US$ 1                 Yen 117.82          Yen 113.24      Yen -4.58
                      EURO 1                 Yen 151.92          Yen 163.96      Yen 12.04

Notes:

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, PC servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments

Other                      Optical discs and digital camera

                                       A2

(Nine months ended December 31, 2006 and 2007 and Year ended March 31, 2007)                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                     Nine months ended  Nine months ended                    Change excluding           Year ended
                                     December 31, 2006  December 31, 2007   Change      %     exchange impact    %    March 31, 2007
------------------------------------------------------------------------------------------------------------------------------------
[Office Solutions]
   Imaging Solutions                      1,138,017          1,261,705       123,688   10.9       76,054         6.7     1,580,155
      Percentage of net sales (%)              76.2               76.9                                                        76.4
         Domestic                           441,862            449,601         7,739    1.8        7,739         1.8       604,059
         Overseas                           696,155            812,104       115,949   16.7       68,315         9.8       976,096
   Network System Solutions                 135,388            141,570         6,182    4.6        5,337         3.9       194,312
      Percentage of net sales (%)               9.1                8.6                                                         9.4
         Domestic                           128,328            132,973         4,645    3.6        4,645         3.6       184,672
         Overseas                             7,060              8,597         1,537   21.8          692         9.8         9,640
Office Solutions Total                    1,273,405          1,403,275       129,870   10.2       81,391         6.4     1,774,467
      Percentage of net sales (%)              85.3               85.5                                                        85.8
   Domestic                                 570,190            582,574        12,384    2.2       12,384         2.2       788,731
   Overseas                                 703,215            820,701       117,486   16.7       69,007         9.8       985,736
      The Americas                          293,046            310,696        17,650    6.0       14,727         5.0       405,457
      Europe                                336,929            418,708        81,779   24.3       44,037        13.1       479,859
      Other                                  73,240             91,297        18,057   24.7       10,243        14.0       100,420
-----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                          98,826            111,749        12,923   13.1       11,280        11.4       133,387
      Percentage of net sales (%)               6.6                6.8                                                         6.4
   Domestic                                  55,984             61,390         5,406    9.7        5,406         9.7        76,202
   Overseas                                  42,842             50,359         7,517   17.5        5,874        13.7        57,185
      The Americas                           15,228             11,496        -3,732  -24.5       -3,839       -25.2        19,388
      Europe                                 14,031             16,983         2,952   21.0        1,731        12.3        19,378
      Other                                  13,583             21,880         8,297   61.1        7,982        58.8        18,419
-----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                       120,403            125,388         4,985    4.1        4,050         3.4       161,071
      Percentage of net sales (%)               8.1                7.7                                                         7.8
   Domestic                                 103,134            105,127         1,993    1.9        1,993         1.9       137,318
   Overseas                                  17,269             20,261         2,992   17.3        2,057        11.9        23,753
      The Americas                            1,095              1,761           666   60.8          656        59.9         1,608
      Europe                                  5,342              7,954         2,612   48.9        1,925        36.0         7,921
      Other                                  10,832             10,546          -286   -2.6         -524        -4.8        14,224
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                               1,492,634          1,640,412       147,778    9.9       96,721         6.5     2,068,925
      Percentage of net sales (%)             100.0              100.0                                                       100.0
   Domestic                                 729,308            749,091        19,783    2.7       19,783         2.7     1,002,251
      Percentage of net sales (%)              48.9               45.7                                                        48.4
   Overseas                                 763,326            891,321       127,995   16.8       76,938        10.1     1,066,674
      Percentage of net sales (%)              51.1               54.3                                                        51.6
       The Americas                         309,369            323,953        14,584    4.7       11,544         3.7       426,453
         Percentage of net sales (%)           20.7               19.7                                                        20.6
       Europe                               356,302            443,645        87,343   24.5       47,693        13.4       507,158
         Percentage of net sales (%)           23.9               27.0                                                        24.5
       Other                                 97,655            123,723        26,068   26.7       17,701        18.1       133,063
         Percentage of net sales (%)            6.5                7.6                                                         6.5
-----------------------------------------------------------------------------------------------------------------------------------
         Reference: Exchange rate
                  US$ 1                  Yen 116.21         Yen 117.32      Yen 1.11                                    Yen 117.02
                 EURO 1                  Yen 147.97         Yen 162.89     Yen 14.92                                    Yen 150.08

Notes:

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers,
                           scanners, MFPs(multifunctional printers), laser
                           printers and software
Network System Solutions   Personal computers, PC servers, network systems and
                           network related software
Industrial Products        Thermal media, optical equipments, semiconductors,
                           electronic component and measuring equipments
Other                      Optical discs and digital camera

                                       A3

3. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                  (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Half year             Three months           Three months              Year
                                             ended                  ended                 ending                 ending
                                        Sept. 30, 2007  Change  Dec. 31, 2007  Change  Mar. 31, 2008  Change  Mar. 31, 2008  Change
                                            Results        %        Results       %       Forecast       %       Forecast       %
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                   1,088.3      10.3        552.0       9.2       609.5        5.8      2,250.0       8.8
Gross profit                                  451.2      10.6        237.4       8.2       244.3        3.9        933.0       8.2
Operating income                               84.5      15.6         49.4       1.6        53.9        2.7        188.0       7.8
Income before income taxes                     85.0      14.5         49.0       0.5        49.9       -3.0        184.0       5.4
Net income                                     53.1       2.1         32.1       2.8        28.2       -0.7        113.5       1.6
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                    72.83        --        44.01        --       38.67         --       155.51        --
Net income per share-diluted (yen)            70.90        --        42.84        --       37.64         --       151.38        --
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                           39.6        --         18.1        --        32.3         --         90.0        --
Depreciation for tangible fixed assets         35.6        --         18.4        --        22.0         --         76.0        --
R&D expenditures                               61.5        --         32.0        --        34.5         --        128.0        --
-----------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                      119.37        --       113.24        --      105.00         --       114.25        --
Exchange rate (Yen/EURO)                     162.36        --       163.96        --      155.00         --       160.92        --
-----------------------------------------------------------------------------------------------------------------------------------

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                               Three months ending March 31, 2008        Year ending March 31, 2008
                               ----------------------------------        --------------------------
                             Forecast  Change  Forecast(*)  Change  Forecast  Change  Forecast(*)  Change
                                          %                    %                 %                    %
---------------------------------------------------------------------------------------------------------
[Office Solutions]
   Imaging Solutions           471.4      6.6     487.9       10.4   1,733.1     9.7    1,702.0       7.7
      Domestic                 172.9      6.6     172.9        6.6     622.5     3.1      622.5       3.1
      Overseas                 298.5      6.7     315.0       12.6   1,110.6    13.8    1,079.5      10.6
   Network System Solutions     62.9      6.7      62.9        6.7     204.4     5.2      203.6       4.8
      Domestic                  60.0      6.5      60.0        6.5     192.9     4.5      192.9       4.5
      Overseas                   2.9     12.4       2.9       12.4      11.4    19.3       10.6      10.5
Office Solutions Total         534.3      6.6     550.8        9.9   1,937.6     9.2    1,905.6       7.4
   Domestic                    232.9      6.6     232.9        6.6     815.4     3.4      815.4       3.4
   Overseas                    301.4      6.7     317.9       12.6   1,122.1    13.8    1,090.2      10.6
      The Americas             108.4     -3.6     123.3        9.7     419.0     3.4      431.0       6.3
      Europe                   160.0     11.9     161.6       13.1     578.7    20.6      542.5      13.1
      Other                     33.0     21.7      33.0       21.7     124.3    23.9      116.5      16.1
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products             34.8      0.7      35.4        2.6     146.5     9.9      145.5       9.1
   Domestic                     18.0    -11.0      18.0      -11.0      79.3     4.2       79.3       4.2
   Overseas                     16.8     17.1      17.4       21.7      67.1    17.4       66.1      15.7
      The Americas               4.1     -1.4       4.7       13.0      15.5   -19.6       16.0     -17.0
      Europe                     4.8    -10.2       4.8       -9.3      21.7    12.4       20.6       6.4
      Other                      7.9     63.4       7.9       63.4      29.7    61.7       29.4      60.0
----------------------------------------------------------------------------------------------------------
[Other]
Other                           40.4     -0.6      40.4       -0.6     165.7     2.9      164.8       2.4
   Domestic                     35.0      2.4      35.0        2.4     140.1     2.1      140.1       2.1
   Overseas                      5.4    -16.7       5.4      -16.7      25.6     8.0       24.7       4.1
      The Americas               0.3    -41.5       0.3      -41.5       2.0    28.2        2.0      27.5
      Europe                     1.9    -26.3       1.9      -26.3       9.8    24.4        9.1      15.7
      Other                      3.2     -5.7       3.2       -5.7      13.7    -3.4       13.5      -5.0
----------------------------------------------------------------------------------------------------------
Grand Total                    609.5      5.8     626.7        8.8   2,250.0     8.8    2,216.0       7.1
   Domestic                    285.9      4.8     285.9        4.8   1,035.0     3.3    1,035.0       3.3
   Overseas                    323.6      6.7     340.8       12.4   1,215.0    13.9    1,181.0      10.7
      The Americas             112.8     -3.7     128.3        9.6     436.7     2.4      449.2       5.3
      Europe                   166.7     10.5     168.3       11.6     610.3    20.3      572.3      12.9
      Other                     44.1     24.8      44.1       24.8     167.9    26.2      159.5      19.9
----------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

                                       A4